

Eddie Holzinger · 3rd

Software Developer and Network Security Engineer

Baltimore, Maryland, United States · 46 connections ·

Contact info

 **The Johns Hopkins University Applied Physics**

 **The Johns Hopkins University**

Experience



Senior Engineer and Project Manager

The Johns Hopkins University Applied Physics Laboratory · Full-time

May 2011 – Present · 9 yrs 10 mos

Baltimore, Maryland Area

Education



The Johns Hopkins University

Master of Science - MS, Computer and Information Systems Security/Information Assurance

2011 – 2012



The Johns Hopkins University

Bachelor of Science - BS, Computer Science

2007 – 2011

Skills & endorsements

Software Development

Network Engineering

Cisco VoIP

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